FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 8, 2013;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2013; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2013.

August 8, 2013

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2013

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2013. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Second quarter 2013 highlights

➢	Revenues up $8.6 million (0.8%) from the second quarter of 2012 to $1.09 billion.

➢	Operating income[1] up $14.2 million (4.0%) to $367.8 million.

➢	Net loss attributable to shareholders: $45.1 million ($0.73 per basic share) in the second quarter of 2013, compared with net income attributable to shareholders of $65.5 million ($1.02 per basic share) in the same period of 2012, an unfavourable variance of $110.6 million ($1.75 per basic share) including the $130.0 million unfavourable non-cash impact of valuation of financial instruments (net of income tax and non-controlling interest).
➢

Adjusted income from continuing operations[2]: $52.9 million in the second quarter of 2013 ($0.85 per basic share) compared with $46.1 million ($0.72 per basic share) in the second quarter of 2012, an increase of $6.8 million ($0.13 per basic share).

➢	Telecommunications segment’s revenues up $30.8 million (4.8%) and operating income up $23.0 million (7.7%) in the second quarter of 2013.
➢	Videotron Ltd. (“Videotron”) records second quarter 2013 revenue increases at all of its major services: Internet access ($12.5 million or 6.5%), mobile telephony ($12.2 million or 29.8%), cable telephony ($6.4 million or 5.7%) and cable television ($3.5 million or 1.3%).

➢

Videotron revenue-generating unit[3] up 13,000 in the second quarter of 2013 (compared with an increase of 31,100 in the same quarter of 2012) and up 204,600 (4.3%) in the 12-month period ended June 30, 2013.

➢	Subscriber connections to the mobile telephony service up 30,200 in the second quarter of 2013 and 103,500 in the 12-month period ended June 30, 2013.
➢	On May 29, 2013, Videotron and Rogers Communications Partnership (“Rogers”) reached a 20-year agreement to build out and operate a shared LTE (Long Term Evolution) mobile network in Québec and the Ottawa areas.

“Quebecor continued its growth in the second quarter of 2013 with a 4.0% increase in operating income and a 14.8% increase in adjusted income from continuing operations,” said Robert Dépatie, President and Chief Executive Officer of Quebecor. “Despite the highly competitive business environment, Quebecor reported improved results, spearheaded by the Telecommunications segment’s excellent numbers. Since the beginning of 2012, financial transactions that create value for shareholders have also contributed to the increase in adjusted income from continuing operations.”

“Videotron posted strong results again in the second quarter of 2013, growing its revenues by 4.8% and its operating income by 7.7%,” said Manon Brouillette, President and Chief Operating Officer of Videotron. “Once again, all of Videotron’s core services generated revenue increases, particularly Internet access and mobile telephony. Average monthly revenue per user (“ARPU”) continued to grow, climbing $6.49 (5.9%) to $117.24. During the second quarter of 2013, Videotron introduced the multiroom PVR, a new functionality that lets subscribers to illico TV new generation play back their favourite shows on any television set in the home. The second quarter results clearly demonstrate Videotron’s ability to adapt to the competitive environment in which it operates. Videotron’s success is rooted in its creativity in the marketing of new products, development of complementary revenue streams, ongoing alignment of its cost structure, and superior customer experience.

1.	See “Operating income” under “Definitions.”
2.	See “Adjusted income from continuing operations” under “Definitions.”
3.	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

“When it comes to business expansion, we are very pleased with the 20-year agreement Videotron has reached with mobile carrier Rogers to build out and operate a shared LTE mobile network in Québec and the Ottawa area. This unique agreement will benefit both companies as well as their customers.”

“In the media sphere, Quebecor continued refocusing its operations by working to leverage its core business across all available platforms, including digital, and to develop new content that can be brought to all platforms,” said Robert Dépatie. “A new business unit, QMI Digital, has been created: it will be a centre of expertise in digital technology with a strong emphasis on research and development. Caroline Roy will become Vice President, Development and Strategy, of QMI Digital on August 26,2013. At the same time, Aldo Giampaolo, a top-level manager with extensive experience in the management of large-scale events and of major venues for sporting and cultural events, has been appointed President and Chief Executive Officer of Quebecor Media Entertainment & Sports Group. His expertise will be particularly useful for the development and management of the Québec City Amphitheatre, now under construction.

“In connection with the refocusing of its operations, Quebecor also completed several strategic business acquisitions and disposals. Quebecor Media acquired Event Management Gestev Inc. (“Gestev”), a Québec City sporting and cultural event manager, in the second quarter of 2013, while TVA Group Inc. (“TVA Group”) announced the acquisition of Les Publications Charron & Cie inc., publisher of La Semaine magazine, and of Charron Éditeur inc. in July 2013. Quebecor Media also sold its specialized Web sites Jobboom and Réseau Contact for a cash consideration of $65.0 million, subject to technology transfer conditions.

“Meanwhile, Quebecor had to introduce new rationalization and cost-containment initiatives in its traditional media business. In July 2013, Sun Media Corporation announced new restructuring measures that will entail the elimination of 360 positions, the closing of 8 publications and 3 free urban newspapers, and efforts to enhance operational efficiencies. The measures are expected to yield total annual savings of approximately $55.0 million. Sun Media Corporation intends to use the savings to support continued investment in and expansion of its newspapers and publications, particularly on digital platforms. TVA Group also announced a restructuring plan designed to maintain its leadership position in Québec and safeguard the quality of its content. The plan includes the elimination of approximately 90 positions, or 4.5% of TVA Group’s total workforce.”

“On the financial front, Videotron and Quebecor Media closed new financing arrangements on June 17 and August 1, 2013: respectively an issuance of 5.625% Senior Notes with a 12-year term and a 7-year institutional loan at the U.S. London Interbank Offered Rate (“LIBOR”) plus 2.5% (subject to a LIBOR floor),” said Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “The opportunistic financing transactions carried out by Quebecor Media and Videotron in 2012 and since the beginning of 2013 are expected to yield annual debt interest savings in excess of $50.0 million.”

In short, since the end of the first quarter of 2013, Quebecor has continued implementing its strategy with high-potential initiatives related to organizational restructuring, strategic investment, transformation of traditional media outlets and reduced financing costs. All these initiatives are consistent with the Corporation’s long-term growth, business development and profitability objectives.

Table 1

Quebecor second quarter financial highlights, 2009 to 2013

(in millions of Canadian dollars, except per share data)

	2013[1]	2012[1]	2011[1]	2010[1]	2009[2]
Revenues	$1,088.4	$1,079.8	$1,046.4	$987.3	$941.6
Operating income	367.8	353.6	354.5	349.6	313.7
(Loss) income from continuing operations attributable to shareholders	(73.8)	64.4	52.5	59.5	75.9
Net (loss) income attributable to shareholders	(45.1)	65.5	54.0	60.4	76.8
Adjusted income from continuing operations	52.9	46.1	57.3	61.6	55.4
Per basic share:
(Loss) income from continuing operations attributable to shareholders	(1.19)	1.00	0.82	0.93	1.18
Net (loss) income attributable to shareholders	(0.73)	1.02	0.84	0.94	1.19
Adjusted income from continuing operations	0.85	0.72	0.89	0.96	0.86

1.	Financial figures for 2010 to 2013 are presented in accordance with International Financial Reporting Standards (“IFRS”).
2.	Financial figures for 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles.

2013/2012 second quarter comparison

➢	Revenues: $1.09 billion, an increase of $8.6 million (0.8%).

•	Revenues increased in the Telecommunications segment ($30.8 million or 4.8% of segment revenues).

•	Revenues were unchanged in the Broadcasting and Leisure and Entertainment segments.

•	Revenues decreased in News Media ($25.6 million or -10.0%) and Interactive Technologies and Communications ($3.6 million or -9.1%).

➢	Operating income: $367.8 million, an increase of $14.2 million (4.0%).

•

Operating income increased in Telecommunications ($23.0 million or 7.7% of segment operating income) and Interactive Technologies and Communications ($1.4 million or 46.7%). There were favourable variances in Leisure and Entertainment ($0.5 million) and at Head Office ($1.4 million).

•	Operating income decreased in News Media ($11.7 million or -32.9%) and Broadcasting ($0.4 million or -2.2%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.6 million unfavourable variance in the consolidated stock-based compensation charge in the second quarter of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $4.8 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the second quarter of 2013.

➢

Net loss attributable to shareholders: $45.1 million ($0.73 per basic share) in the second quarter of 2013, compared with net income attributable to shareholders in the amount of $65.5 million ($1.02 per basic share) in the same period of 2012, an unfavourable variance of $110.6 million ($1.75 per basic share).

•	The unfavourable variance was mainly due to:

•	$244.6 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$20.7 million increase in amortization charge;

•	$19.6 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items;

•	$18.9 million loss on debt refinancing recorded in the second quarter of 2013;

•	$16.6 million increase in financial expenses.

Partially offset by:

•	$27.6 million favourable variance in income from discontinued operations attributable to shareholders, resulting mainly from the gain on disposal of Jobboom;

•	$14.2 million increase in operating income.

➢

Adjusted income from continuing operations: $52.9 million in the second quarter of 2013 ($0.85 per basic share) compared with $46.1 million ($0.73 per basic share) in the second quarter of 2012, an increase of $6.8 million ($0.12 per basic share).

2013/2012 year-to-date comparison

➢	Revenues: Stable at $2.14 billion.

•	Revenues increased in Telecommunications ($53.9 million or 4.2% of segment revenues).

•

Revenues decreased in News Media ($51.1 million or -10.5%), Leisure and Entertainment ($6.6 million or -5.1%), Interactive Technologies and Communications ($5.0 million or -6.6%) and Broadcasting ($2.4 million or -1.0%).

➢	Operating income: $685.3 million, an increase of $13.5 million (2.0%).

•	Operating income increased in Telecommunications ($36.6 million or 6.1% of segment operating income) and Broadcasting ($4.7 million or 40.9%).

•

Operating income decreased in News Media ($21.7 million or -42.3%), Leisure and Entertainment ($1.5 million), Interactive Technologies and Communications ($0.3 million or -5.0%) and at Head Office ($4.3 million). The decrease at Head Office was due primarily to the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $3.8 million favourable variance in the consolidated stock-based compensation charge in the first half of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $4.8 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the first half of 2013.

➢

Net loss attributable to shareholders: $9.5 million ($0.15 per basic share) in the first half of 2013, compared with net income attributable to shareholders of $136.9 million ($2.15 per basic share) in the same period of 2012, an unfavourable variance of $146.4 million ($2.30 per basic share).

•	The unfavourable variance was mainly due to:

•	$309.1 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$41.4 million increase in amortization charge;

•	$28.2 million increase in financial expenses;

•	$21.3 million unfavourable variance in losses and gains on debt refinancing;

•	$20.1 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$27.5 million favourable variance in income from discontinued operations attributable to shareholders, resulting mainly from the gain on disposal of Jobboom;

•	$14.5 million favourable variance in the goodwill impairment charge, without any tax consequences;

•	$13.5 million increase in operating income.

➢

Adjusted income from continuing operations: $84.5 million in the first half of 2013 ($1.36 per basic share) compared with $82.3 million ($1.30 per basic share) in the same period of 2012, an increase of $2.2 million ($0.06 per basic share).

Financing activities

The following financial transactions have been concluded since the end of the first quarter of 2013:

•

On June 17, 2013, Videotron announced the closing of the offering and sale of 5.625% Senior Notes maturing on June 15, 2025, in the aggregate principal amount of $400.0 million. It was the first issue of high-yield 12-year Notes on the Canadian market. Strong demand enabled Videotron to increase the size of the placement on favourable terms.

•

On July 2, 2013, Videotron used the proceeds from its placement of 5.625% Senior Notes to finance the early repayment and withdrawal of US$380.0 million aggregate principal amount of its issued and outstanding 9.125% Senior Notes maturing in April 2018.

•

On July 31, 2013, Quebecor Media issued a notice for the redemption on August 30, 2013 of US$265 million in aggregate principal amount of its outstanding 7.75% Senior Notes issued on January 17, 2006 and due in March 2016, at a redemption price of 101.292% of their principal amount.

•

On August 1, 2013, Quebecor Media entered into a US$350 million senior secured term loan credit facility that will be issued at a discount price of 99.50% on August 29, 2013. The term loan will bear interest at LIBOR rate, subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. This credit facility calls for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

•

On August 7, 2013, the Board of Directors of the Corporation approved a two-for-one stock split of the Corporation’s outstanding Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”). Accordingly, shareholders will receive one additional share for each share owned on the record date of August 14, 2013, subject to approval of regulatory filings with the Toronto Stock Exchange (“TSX”). Trading on the shares on a split basis will commence at the opening of business on August 16, 2013.

Dividends

On August 7, 2013, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Shares and Class B Shares (or $0.025 per share after the two-for-one stock split of Class A and Class B shares, effective August 14, 2013), payable on September 17, 2013 to shareholders of record at the close of business on August 23, 2013. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 7, 2013, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 978,034 Class A shares, representing approximately 5% of issued and outstanding Class A shares, and for a maximum of 4,214,624 Class B shares, representing approximately 10% of the public float of Class B shares as of July 31, 2013.

The purchases will be made from August 13, 2013 to August 12, 2014 at prevailing market prices on the open market through the facilities of the TSX and will be made in accordance with the requirements of said Exchange. All shares purchased under the bid will be cancelled. As of July 31, 2013, 19,560,686 Class A shares and 42,360,696 Class B shares were issued and outstanding.

The average daily trading volume of the Class A and Class B shares of the Corporation from February 1, 2013 to July 31, 2013 was 512 Class A shares and 132,045 Class B shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A shares and 33,011 Class B shares during the same trading day pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interest of the Corporation and its shareholders.

Under the normal course issuer bid that began on August 13, 2012, the Corporation did not purchase any Class A Shares and purchased 1,392,200 Class B Shares at a weighted average price of $39.1625 per share.

Shareholders may obtain a copy of the Notice filed with the TSX, without charge, by contacting the Office of the Secretary of the Corporation at 514 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2013 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2013 results on August 8, 2013, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 81457#. A tape recording of the call will be available from August 8 to September 14, 2013 by dialling 1 877 293-8133, conference number 1049253#, access code for participants 81457#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2012.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 8, 2013 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX:QBR.A, TSX:QBR.B) is a holding company with a 75.4% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and mobile telephony. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting segment, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language conventional television network in Québec, a number of specialty channels, and, through Sun Media Corporation, the English-language SUN News channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publications Inc.), book publishing and distribution (Sogides Group Inc., CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc., TVA Films), video game development (BlooBuzz Studios Inc.), DVD, Blu-ray disc and video game rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc., Quebecor Media Network Inc.), outdoor advertising (Quebecor Media Out of Home), news content production and distribution (QMI Agency), and multiplatform advertising solutions (QMI Sales).

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill, (loss) gain on debt refinancing, income tax, and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income with net (loss) income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net (loss) income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating (loss) income:
Telecommunications	$322.1	$299.1	$636.6	$600.0
News Media	23.9	35.6	29.6	51.3
Broadcasting	18.1	18.5	16.2	11.5
Leisure and Entertainment	(0.6)	(1.1)	(2.3)	(0.8)
Interactive Technologies and Communications	4.4	3.0	5.7	6.0
Head Office	(0.1)	(1.5)	(0.5)	3.8

	367.8	353.6	685.3	671.8
Amortization	(164.8)	(144.1)	(327.4)	(286.0)
Financial expenses	(98.4)	(81.8)	(195.6)	(167.4)
(Loss) gain on valuation and translation of financial instruments	(202.7)	41.9	(195.0)	114.1
Restructuring of operations, impairment of assets and other special items	(7.6)	12.0	(9.2)	10.9
Impairment of goodwill	—	—	—	(14.5)
(Loss) gain on debt refinancing	(18.9)	—	(18.9)	2.4
Income tax recovery (expense)	30.6	(50.3)	10.5	(89.7)
Income from discontinued operations	38.1	2.0	40.1	4.9

Net (loss) income	$(55.9)	$133.3	$(10.2)	$246.5

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net (loss) income attributable to shareholders under IFRS, as net (loss) income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and (loss) gain on debt refinancing, net of income tax related to adjustments, net (loss) income attributable to non-controlling interests related to adjustments, and income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net (loss) income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net (loss) income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Adjusted income from continuing operations	$52.9	$46.1	$84.5	$82.3
(Loss) gain on valuation and translation of financial instruments	(202.7)	41.9	(195.0)	114.1
Restructuring of operations, impairment of assets and other special items	(7.6)	12.0	(9.2)	10.9
Impairment of goodwill	—	—	—	(14.5)
(Loss) gain on debt refinancing	(18.9)	—	(18.9)	2.4
Income taxes related to adjustments[1]	59.9	(13.2)	56.6	(26.5)
Discontinued operations	38.1	2.0	40.1	4.9
Net income (loss) attributable to non-controlling interest related to adjustments	33.2	(23.3)	32.4	(36.7)

Net (loss) income attributable to shareholders	$(45.1)	$65.5	$(9.5)	$136.9

[1].	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended June 30		Six months ended June 30
(unaudited)	2013	2012	2013	2012
		(restated)		(restated)
Revenues	$1,088.4	$1,079.8	$2,136.2	$2,137.1
Employee costs	268.1	266.5	539.4	543.1
Purchase of goods and services	452.5	459.7	911.5	922.2
Amortization	164.8	144.1	327.4	286.0
Financial expenses	98.4	81.8	195.6	167.4
Loss (gain) on valuation and translation of financial instruments	202.7	(41.9)	195.0	(114.1)
Restructuring of operations, impairment of assets and other special items	7.6	(12.0)	9.2	(10.9)
Impairment of goodwill	—	—	—	14.5
Loss (gain) on debt refinancing	18.9	—	18.9	(2.4)

(Loss) income before income taxes	(124.6)	181.6	(60.8)	331.3
Income taxes (recovery):
Current	30.4	20.3	54.6	25.8
Deferred	(61.0)	30.0	(65.1)	63.9

	(30.6)	50.3	(10.5)	89.7

(Loss) income from continuing operations	(94.0)	131.3	(50.3)	241.6
Income from discontinued operations	38.1	2.0	40.1	4.9

Net (loss) income	$(55.9)	$133.3	$(10.2)	$246.5

(Loss) income from continuing operations attributable to
Shareholders	$(73.8)	$64.4	$(39.7)	$134.2
Non-controlling interests	(20.2)	66.9	(10.6)	107.4

Net (loss) income attributable to
Shareholders	$(45.1)	$65.5	$(9.5)	$136.9
Non-controlling interests	(10.8)	67.8	(0.7)	109.6

Earnings per share attributable to shareholders
Basic
From continuing operations	$(1.19)	$1.00	$(0.64)	$2.11
From discontinued operations	0.46	0.02	0.49	0.04
Net (loss) income	(0.73)	1.02	(0.15)	2.15
Diluted
From continuing operations	(1.19)	1.00	(0.64)	2.10
From discontinued operations	0.46	0.02	0.49	0.04
Net (loss) income	(0.73)	1.02	(0.15)	2.14

Weighted average number of shares outstanding (in millions)	62.1	63.5	62.2	63.5
Weighted average number of diluted shares (in millions)	62.1	63.6	62.2	63.6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2013	2012	2013	2012
		(restated)		(restated)
Net (loss) income	$(55.9)	$133.3	$(10.2)	$246.5

Other comprehensive (loss) income:
Items that may be reclassified to income:
Gain (loss) on translation of net investments in foreign operations	4.1	(0.4)	5.2	(0.8)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(2.6)	6.5	(28.5)	25.4
Deferred income taxes	(4.2)	(3.2)	(3.4)	(0.9)
Reclassification to income:
Gain related to cash flow hedges	(6.5)	—	(6.5)	(3.3)
Deferred income taxes	0.2	—	0.2	(1.2)

	(9.0)	2.9	(33.0)	19.2

Comprehensive (loss) income	$(64.9)	$136.2	$(43.2)	$265.7

Comprehensive (loss) income attributable to
Shareholders	$(51.9)	$67.1	$(34.4)	$147.4
Non-controlling interests	(13.0)	69.1	(8.8)	118.3

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended June 30,2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$678.0	$229.2	$113.6	$62.6	$35.8	$(30.8)	$1,088.4
Employee costs	95.0	81.8	36.4	13.9	23.4	17.6	268.1
Purchase of goods and services	260.9	123.5	59.1	49.3	8.0	(48.3)	452.5

Operating income[1]	322.1	23.9	18.1	(0.6)	4.4	(0.1)	367.8

Amortization							164.8
Financial expenses							98.4
Loss on valuation and translation of financial instruments							202.7
Restructuring of operations, impairment of assets and other special items							7.6
Loss on debt refinancing							18.9

Loss before income taxes							$(124.6)

Additions to property, plant and equipment	$126.8	$2.3	$4.3	$0.5	$0.4	$0.8	$135.1
Additions to intangible assets	10.8	2.9	0.3	2.0	—	(0.2)	15.8

Three months ended June 30,2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$647.2	$254.8	$113.6	$62.9	$39.4	$(38.1)	$1,079.8
Employee costs	89.0	91.6	37.5	13.6	24.2	10.6	266.5
Purchase of goods and services	259.1	127.6	57.6	50.4	12.2	(47.2)	459.7

Operating income[1]	299.1	35.6	18.5	(1.1)	3.0	(1.5)	353.6

Amortization							144.1
Financial expenses							81.8
Gain on valuation and translation of financial instruments							(41.9)
Restructuring of operations, impairment of assets and other special items							(12.0)

Income before income taxes							$181.6

Additions to property, plant and equipment	$161.5	$1.6	$6.8	$0.9	$1.1	$0.7	$172.6
Additions to intangible assets	14.6	3.3	0.7	2.1	—	(0.5)	20.2

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss (gain) on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Six months ended June 30,2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,342.4	$436.8	$226.6	$123.4	$71.0	$(64.0)	$2,136.2

Employee costs	189.9	163.4	74.0	28.1	48.4	35.6	539.4
Purchase of goods and services	515.9	243.8	136.4	97.6	16.9	(99.1)	911.5

Operating income[1]	636.6	29.6	16.2	(2.3)	5.7	(0.5)	685.3

Amortization							327.4
Financial expenses							195.6
Loss on valuation and translation of financial instruments							195.0
Restructuring of operations, impairment of assets and other special items							9.2
Loss on debt refinancing							18.9

Loss before income taxes							$(60.8)

Additions to property, plant and equipment	$272.4	$4.7	$9.6	$1.0	$1.2	$1.0	$289.9
Additions to intangible assets	23.8	3.9	0.9	2.7	—	(0.1)	31.2

Six months ended June 30,2012 (restated)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,288.5	$487.9	$229.0	$130.0	$76.0	$(74.3)	$2,137.1

Employee costs	180.0	182.8	78.2	27.4	48.0	26.7	543.1
Purchase of goods and services	508.5	253.8	139.3	103.4	22.0	(104.8)	922.2

Operating income[1]	600.0	51.3	11.5	(0.8)	6.0	3.8	671.8

Amortization							286.0
Financial expenses							167.4
Gain on valuation and translation of financial instruments							(114.1)
Restructuring of operations, impairment of assets and other special items							(10.9)
Impairment of goodwill							14.5
Gain on debt refinancing							(2.4)

Income before income taxes							$331.3

Additions to property, plant and equipment	$345.0	$3.5	$12.1	$1.8	$2.2	$1.2	$365.8
Additions to intangible assets	33.1	6.1	1.3	2.8	—	(1.0)	42.3

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss (gain) on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders					Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)		Total equity
Balance as of December 31, 2011, as previously reported	$339.5	$0.9	$—	$1,077.2	$8.6	$1,444.4	$2,870.6
Changes in accounting policies	—	—	—	48.4	(49.6)	(1.5)	(2.7)

Balance as of December 31, 2011, as restated	339.5	0.9	—	1,125.6	(41.0)	1,442.9	2,867.9
Net income	—	—	—	136.9	—	109.6	246.5
Other comprehensive income	—	—	—	—	10.5	8.7	19.2
Issuance of shares of a subsidiary	3.6	1.5	—	—	—	—	5.1
Repurchase of Class B shares	(1.1)	—	—	(4.2)	—	—	(5.3)
Acquisition of non-controlling interests	—	(0.1)	—	—	—	0.1	—
Dividends	—	—	—	(6.3)	—	(22.7)	(29.0)

Balance as of June 30, 2012	342.0	2.3	—	1,252.0	(30.5)	1,538.6	3,104.4
Net income (loss)	—	—	—	24.2	—	(15.4)	8.8
Other comprehensive loss	—	—	—	—	(9.4)	(3.6)	(13.0)
Repurchase of Class B shares	(6.9)	—	—	(26.1)	—	—	(33.0)
Acquisition of non-controlling interests	—	—	—	(619.2)	(10.4)	(870.4)	(1,500.0)
Issuance of convertible debentures	—	—	398.3	—	—	—	398.3
Dividends	—	—	—	(6.3)	—	(17.9)	(24.2)

Balance as of December 31, 2012	335.1	2.3	398.3	624.6	(50.3)	631.3	1,941.3
Net loss	—	—	—	(9.5)	—	(0.7)	(10.2)
Other comprehensive loss	—	—	—	—	(24.9)	(8.1)	(33.0)
Repurchase of Class B shares	(3.8)	—	—	(17.8)	—	—	(21.6)
Dividends	—	—	—	(6.2)	—	(12.5)	(18.7)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of June 30, 2013	$331.3	$2.3	$398.3	$591.1	$(75.2)	$610.3	$1,858.1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2013	2012	2013	2012
		(restated)		(restated)
Cash flows related to operating activities
(Loss) income from continuing operations	(94.0)	$131.3	(50.3)	$241.6
Adjustments for:
Amortization of property, plant and equipment	128.6	109.7	255.0	218.6
Amortization of intangible assets	36.2	34.4	72.4	67.4
Loss (gain) on valuation and translation of financial instruments	202.7	(41.9)	195.0	(114.1)
Gain on disposal of assets	—	(12.9)	—	(12.9)
Impairment of assets	1.3	—	1.7	—
Impairment of goodwill	—	—	—	14.5
Loss (gain) on debt refinancing	18.9	—	18.9	(2.4)
Amortization of financing costs and long-term debt discount	3.2	3.6	6.3	7.3
Deferred income taxes	(61.0)	30.0	(65.1)	63.9
Other	(2.0)	(1.9)	(0.2)	—

	233.9	252.3	433.7	483.9
Net change in non-cash balances related to operating activities	(89.7)	(28.4)	(167.6)	(26.5)

Cash flows provided by continuing operating activities	144.2	223.9	266.1	457.4

Cash flows related to investing activities
Business acquisitions	(1.6)	(0.8)	(1.6)	(0.8)
Business disposals	52.8	—	52.8	—
Additions to property, plant and equipment	(135.1)	(172.6)	(289.9)	(365.8)
Additions to intangible assets	(15.8)	(20.2)	(31.2)	(42.3)
Proceeds from disposals of assets	9.7	22.2	10.9	23.4
Net change in cash held in trust	(5.8)	—	(5.8)	—
Other	(0.4)	(1.0)	—	(1.0)

Cash flows used in continuing investing activities	(96.2)	(172.4)	(264.8)	(386.5)

Cash flows related to financing activities
Net change in bank indebtedness	0.7	4.7	0.4	2.1
Net change under revolving facilities	15.7	(24.2)	10.0	(22.9)
Issuance of long-term debt, net of financing fees	394.8	—	394.8	787.6
Repayments of long-term debt	(5.6)	(190.9)	(11.1)	(709.0)
Repayment of liability component of convertible debentures	(6.7)	—	(6.7)	—
Settlement of hedging contracts	16.3	(3.6)	(8.5)	(44.1)
Issuance of Class B shares	—	—	—	3.6
Repurchase of Class B shares	(15.4)	(4.9)	(21.6)	(5.3)
Dividends	(6.2)	(6.3)	(6.2)	(6.3)
Dividends paid to non-controlling shareholders	(6.3)	(11.4)	(12.5)	(22.7)

Cash flows provided by (used in) continuing financing activities	387.3	(236.6)	338.6	(17.0)

Net change in cash and cash equivalents from continuing operations	435.3	(185.1)	339.9	53.9
Cash flows provided by discontinued operations	2.5	4.6	4.0	7.2
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.4	(0.2)	0.4	(0.2)
Cash and cash equivalents at beginning of period	134.8	385.1	228.7	143.5

Cash and cash equivalents at end of period	573.0	$204.4	573.0	$204.4

Cash and cash equivalents consist of
Cash	70.7	$18.4	70.7	$18.4
Cash equivalents	502.3	186.0	502.3	186.0

	573.0	$204.4	573.0	$204.4

Interest and taxes reflected as operating activities
Cash interest payments	154.3	$129.7	178.9	$151.1
Cash income tax payments (net of refunds)	9.0	2.4	45.3	7.5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		June 30	December 31
	Note	2013	2012

			(restated)
Assets
Current assets
Cash and cash equivalents		$573.0	$228.7
Cash held in trust		5.8	—
Accounts receivable		545.6	578.7
Income taxes		28.7	10.6
Inventories		270.5	255.5
Prepaid expenses		58.5	38.0

		1,482.1	1,111.5
Non-current assets
Property, plant and equipment		3,401.3	3,405.8
Intangible assets		907.2	956.7
Goodwill		3,357.7	3,371.6
Derivative financial instruments		106.6	35.7
Deferred income taxes		35.3	23.9
Other assets		103.9	102.6

		7,912.0	7,896.3

Total assets		$9,394.1	$9,007.8

Liabilities and equity
Current liabilities
Bank indebtedness		$1.7	$1.3
Accounts payable and accrued charges		625.1	804.5
Provisions		34.2	45.9
Deferred revenue		290.6	289.0
Income taxes		61.2	33.9
Derivative financial instruments		114.9	28.5
Current portion of long-term debt		422.1	22.2

		1,549.8	1,225.3
Non-current liabilities
Long-term debt		4,892.9	4,507.8
Derivative financial instruments		95.1	270.1
Other liabilities		450.7	469.2
Deferred income taxes		547.5	594.1

		5,986.2	5,841.2
Equity
Capital stock		331.3	335.1
Contributed surplus		2.3	2.3
Equity component of convertible debentures		398.3	398.3
Retained earnings		591.1	624.6
Accumulated other comprehensive loss		(75.2)	(50.3)

Equity attributable to shareholders		1,247.8	1,310.0
Non-controlling interests		610.3	631.3

		1,858.1	1,941.3

Total liabilities and equity		$9,394.1	$9,007.8

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2013

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2013

Net (loss) Income Attributable to Shareholders

	2nd Quarter		YTD
	2013	2012	2013	2012
Net (loss) income per share (basic)	$(0.73)	$1.02	$(0.15)	$2.15

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.85	$0.72	$1.36	$1.30

Reconciliation of earnings per share

	2nd Quarter		YTD
	2013	2012	2013	2012
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.85	$0.72	$1.36	$1.30
Other adjusments[1]:
Unusual items	(0.21)	0.03	(0.22)	0.08
(Loss) gain on valuation and translation of financial instruments	(1.83)	0.25	(1.78)	0.73
Discontinued operations	0.46	0.02	0.49	0.04

Total	(1.58)	0.30	(1.51)	0.85

Reported net (loss) income per share (basic)	$(0.73)	$1.02	$(0.15)	$2.15

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2013

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2015 (availability: $150)		$77.8
Mortgage loan due in 2017		34.3

		$112.1

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		—
Export financing due in 2015		$26.5
7 3/4% Senior Notes due in 2016		668.4
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		894.0
6 5/8% Senior Notes due in 2023		500.0

		2,413.9

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		53.6
6 3/8% Senior Notes due in 2015		183.9
9 1/8% Senior Notes due in 2018		748.9
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		841.4
5 5/8% Senior Notes due in 2025		400.0

		2,827.8

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		—
Term Loan due in 2014		75.0

		75.0

Other debt		0.6

Total Quebecor Media Inc.		$5,317.3

TOTAL LONG TERM DEBT		$5,429.4

Bank indebtedness		1.7
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI1		500.0
Liability related to cross-currency interest rate swaps (FX rate differential) – QI2		—
Liability related to cross-currency interest rate swaps (FX rate differential) – QMI[2]		99.0

Cash and cash equivalents (including cash held in trust):
Quebecor Inc.		—
Quebecor Media Inc.		578.8
Videotron Ltd.	$393.9
Other 100% owned subsidiaries	177.2
TVA Group Inc.	7.7

		$578.8

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2013, subject to a floor price of $38.50 and a ceiling price of $48.125.

[2]	Classified as “Derivative financial instruments" in Quebecor Media Inc. and Quebecor Inc.'s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2013

Operating Results

	2013		2012
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed ('000)	2,723.8	2,710.0	2,701.2	2,690.6	2,681.1
Basic Subscribers ('000)	1,832.4	1,849.2	1,855.0	1,852.9	1,837.9
Basic Penetration	67.3%	68.2%	68.7%	68.9%	68.6%
Digital Set-Top Boxes ('000)	2,413.2	2,395.9	2,345.2	2,268.2	2,196.6
Digital Subscribers ('000)	1,502.0	1,500.3	1,484.6	1,457.8	1,425.0
Digital Penetration	82.0%	81.1%	80.0%	78.7%	77.5%
Cable Internet Subscribers ('000)	1,395.4	1,397.3	1,387.7	1,369.6	1,341.1
Cable Internet Penetration	76.2%	75.6%	74.8%	73.9%	73.0%
Cable Telephony Subscribers ('000)	1,274.7	1,274.0	1,264.9	1,249.7	1,223.4
Cable Telephony Penetration	69.6%	68.9%	68.2%	67.4%	66.6%
Internet over wireless ('000)	7.8	7.0	7.1	7.4	6.8
Mobile Telephony Subscribers ('000)	451.1	420.9	402.6	378.3	347.6
Revenue Generating Units ('000)	4,961.4	4,948.4	4,917.3	4,857.9	4,756.8

	2nd Quarter			YTD
	2013	2012	VAR	2013	2012	VAR
(in millions)
Revenues	$678.0	$647.2	4.8%	$1,342.4	$1,288.5	4.2%
Cable Television	271.4	267.9	1.3%	543.4	535.9	1.4%
Internet	204.0	191.5	6.5%	402.4	382.8	5.1%
Cable Telephony	119.5	113.1	5.7%	235.2	224.8	4.6%
Mobile Telephony	53.1	40.9	29.8%	103.0	78.4	31.4%
Business Solutions	16.0	15.7	1.9%	31.8	32.6	-2.5%
Other	14.0	18.1	-22.7%	26.6	34.0	-21.8%

EBITDA	$322.1	$299.1	7.7%	$636.6	$600.0	6.1%
EBITDA Margin (%)	47.5%	46.2%		47.4%	46.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$57.3	$54.8		$119.6	$96.7
Scalable Infrastructure	27.8	66.3		72.4	141.3
Line Extensions	11.4	4.4		21.8	26.8
Upgrade / Rebuild	16.5	29.9		35.8	59.2
Support Capital and Other	24.6	20.7		46.6	54.1

Total	$137.6	$176.1	-21.9%	$296.2	$378.1	-21.7%

Cable Television ARPU	$49.11	$48.37		$49.03	$48.23
Total ARPU	$117.24	$110.75		$115.86	$109.98
Mobile Telephony Acquisition Costs	$495	$542

NEWS MEDIA

Supplementary Disclosure

June 30, 2013

Operating Results

	2nd Quarter			YTD
	2013	2012	VAR	2013	2012	VAR
Linage ('000)
Urban Dailies	34,380	37,477	-8.3%	64,737	72,226	-10.4%

(in millions)
Revenues	$229.2	$254.8	-10.0%	$436.8	$487.9	-10.5%
Advertising	150.6	174.8	-13.8%	285.1	331.7	-14.0%
Circulation	40.1	41.7	-3.8%	78.9	82.6	-4.5%
Digital	10.0	11.0	-9.1%	19.1	20.9	-8.6%
Other	28.5	27.3	4.4%	53.7	52.7	1.9%

Urban Dailies	$111.3	$124.7	-10.7%	$214.8	$240.1	-10.5%
Community Newspapers	$89.7	$103.2	-13.1%	169.5	195.1	-13.1%
Other	77.1	83.6	-7.8%	148.4	164.7	-9.9%
Eliminations	(48.9)	(56.7)	n.m.	(95.9)	(112.0)	n.m.

EBITDA	$23.9	$35.6	-32.9%	$29.6	$51.3	-42.3%
EBITDA Margin (%)	10.4%	14.0%		6.8%	10.5%

Change in Newsprint Expense			-15.8%			-13.6%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2013

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,229,071	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2013

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2013, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2013 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: August 9, 2013